

Mail Stop 7010

April 12, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Lee Cole
Chief Executive Officer
Electronic Game Card, Inc.
712 Fifth Avenue, 19th Floor
New York NY 10019

> **Re:** **Electronic Game Card, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 6, 2006**
> **File No. 000-25843**
>
> **Form 10-KSB/A for the year ended December 31, 2004**
> **Filed April 6, 2006**
> **File No. 000-25843**
>
> **Form 10-QSB/A for the quarter ended March 31, 2005**
> **Filed April 6, 2006**
> **File No. 000-25843**
>
> **Form 10-QSB/A for the quarter ended June 30, 2005**
> **Filed April 6, 2006**
> **File No. 000-25843**
>
> **Form 10-QSB/A for the quarter ended September 30, 2005**
> **Filed April 6, 2006**
> **File No. 000-25843**

Dear Mr. Cole:

     We have reviewed your amended filings and responses and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C

1. Please be advised that we will not clear the filing until all incorporated material is filed on EDGAR.

Form 10-KSB/A for the year ended December 31, 2004

Item 1. Description of Business, page 2

2. We read your response to comment three of our letter dated March 15, 2006 and reissue this comment, as it does not appear that the requested disclosure has been included in your Form 10-K. For example, you discuss in the subsection entitled "Government Regulations" on page 2 that there will be "regulations applicable to you." Please describe these regulations in reasonable detail.

Form 10-QSB/A for the quarter ended March 31, 2005
Form 10-QSB/A for the quarter ended June 30, 2005
Form 10-QSB/A for the quarter ended September 30, 2005

Item 3. Controls and Procedures

3. We note your statement in the last sentence of this section that "we believe that our controls and procedures are effective." Please be advised of the following:

   - This section must address the effectiveness of your "disclosure controls and procedures", not your "controls and procedures."

   - The determination as to effectiveness must be made by your CEO and CFO.

   - This section must include the conclusions of your CEO and CFO, not their "beliefs."

   Please revise accordingly. See Item 307 of Regulation S-B.

4. We note that the determination as to effectiveness set forth in the Form 10-Q for the quarter ended September 30, 2005 was made as of June 30, 2005, rather than as of the end of the period covered by the report. Please revise accordingly.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. L. Stephen Albright, Esq.
        17337 Ventura Boulevard, Suite 208
        Encino, California 91316